Kline Law Group, PC

100 Pine Street, Suite 1250

San Francisco, CA 94111

T – 415.745.3636

F – 415.745.3301

March 24, 2015

Terence O’Brien

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Precision Steel, Inc.
Form 10-K
Filed October 14, 2014
File No: 0-23039

Dear Mr. O’Brien:

On behalf of China Precision Steel, Inc. (the “Registrant”) and in response to the comments set forth in your letter dated February 9, 2015, and March 9, 2015, we are writing to supply requested additional information. Factual information provided herein has been provided to us by the Registrant. Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein.

Form 10-K for the year ended June 30, 2014

Liquidity and Capital Resources, page 32

1.	You state you have historically met your liquidity requirements with cash provided by operations, equity financing and bank debt. We note your cash balance has decreased to only $73,827 at September 30, 2014, and you have defaulted on your bank debt of approximately $44 million. Considering, among other things, the going concern opinion from your auditors, a history of operating losses and current liabilities significantly outweighing current assets, please revise future filings, beginning with your December 31, 2014 Form 10-Q to:

●	Provide a detailed explanation of how you will meet your obligations due within one year, or to prominently and clearly state your belief that your current sources of liquidity are not sufficient to meet such obligations, if true;

●	Clarify whether the bank debt is due on demand; and

●	Disclose whether the debtholders have made any indication that they intend to call such debt in the next twelve months.

Please show us what your intended disclosures will look like in your response.

Securities and Exchange Commission

March 24, 2015

RESPONSE:

With respect to the first bullet point, the Company will amend future filings to clarify that given the current cash on hand, and amount of debt currently payable on demand, that current sources of liquidity are not sufficient to meet all of our obligations. Our proposed disclosure is set forth below.

With respect to the second bullet point, the bank debt is currently in default, and pursuant to the loan documents are due on demand.

We note that in the subject 10-K, under the heading “Loan Facilities” that we disclosed that “[u]ntil any agreement is reached, DEG has the right to cancel the total outstanding commitment of the loan, demand immediate repayment of all or part of the loan with accrued interest, and/or terminate the loan agreement. DEG also has the right to take possession of the collateral granted in connection with its respective loan agreements, which action would have a material adverse impact on the Company.” We further disclosed that “RZB also has the right to take possession of the collateral granted in connection with their respective loan agreements, which action would have a material adverse impact on the Company.”

With respect to the third bullet point, the debtholders sought and received an award in arbitration confirming repayment of the loan amounts and first priority of the lenders on Company collateral, but despite this action to preserve rights under the loan documents, they have not further indicated that they intend to call the debt in the next twelve months. We previously disclosed the result of arbitration in our 10-Q for the period ending December 31, 2014: “An arbitral award was issued on December 31, 2014 which orders the repayment of the loan principal with any late and penalty interest and that RZB has first priority on the proceeds realized from the collateral under the loan. In spite of this, talks have continued with RZB and we are currently in discussion for a lift of mortgage on the inventories that are part of the loan securities. If this is agreed to, we plan to sell a portion of the inventories and lower our inventory level for faster turnover, and repay the sale proceeds to RZB. We aim to work out a repayment plan with RZB but there can be no assurance that the Company will be able to successfully do so.”

Unless our cash on hand changes materially, and/or we are able to settle the bank debt, future filings by the Company will include disclosure regarding Liquidity and Capital Resources substantially as follows:

Kline Law Group, PC

100 Pine Street, Suite 1250, San Francisco, CA 94111

Securities and Exchange Commission

March 24, 2015

“Liquidity and Capital Resources

Our business is capital intensive and requires substantial expenditures for, among other things, the purchase and maintenance of equipment used in our operations. Our short-term and long-term liquidity needs arise primarily from working capital requirements and principal and interest payments related to our outstanding indebtedness. We have no material capital expenditures currently planned, other than equipment maintenance, until our available cash improves. We have historically met these liquidity requirements with cash provided by operations, equity financing, and bank debt. However, we are in default of our bank debt as described herein, and such debt is due and payable upon demand of the lenders. Although no such demand has been made, one or more lenders could demand payment, seek to attach collateral or take other actions legally permitted at any time. As a result, we are unable to obtain additional bank debt on favorable terms, if at all. In addition, our current operations are not providing sufficient cash to meet our needs, and our current cash position is not sufficient to meet our needs over the next twelve months. As of [period], we had cash and cash equivalents of approximately $[amount]. Further, we are likely unable to obtain additional equity financing on favorable terms, if at all. As a result, even if we are able to restructure our bank debt, unless additional debt financing became then available, we believe that current sources of liquidity are no longer sufficient to meet our needs for the next twelve months.”

The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Scott C. Kline
Scott C. Kline

cc: Leada Li

Kline Law Group, PC

100 Pine Street, Suite 1250, San Francisco, CA 94111